Exhibit 99.2

Santech Holdings Limited Announces Plan to Terminate ADR Facility and Plan to Hold an Extraordinary General Meeting of Shareholders

HONG KONG, December 2, 2025 – On December 2, Santech Holdings Limited (“Santech” or the “Company”) (NASDAQ: STEC) announced that the Company plans to terminate its Deposit Agreement dated March 25, 2021 entered into between the Company and Deutsche Bank Trust Company Americas as depositary (the “Depositary”) for the Company’s American Depositary Shares (the “ADSs”), and beneficial owners and holders of ADSs issued thereunder. As a result, the Company’s existing American depositary receipts facility (the “ADR Facility”) is expected to be terminated (the “Termination”) at 8:00 a.m. (Eastern Time) on December 29, 2025 (the “Termination Date”). The Depositary will distribute to all owners and holders of ADSs a notification regarding the termination of the ADR Facility pursuant to the Deposit Agreement.

Immediately following the Termination of the ADR Facility, the Company intends to consolidate its shares such that every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each will be consolidated into one (1) ordinary share of par value US$0.0020 each (each, a “Consolidated Ordinary Share”) (the “Share Consolidation”). All outstanding ADSs will be automatically cancelled and will be entitled to receive Consolidated Ordinary Shares at a ratio of 20-to-1 Consolidated Ordinary Share for each ADS cancelled (the “Mandatory Exchange”). The Share Consolidation will apply equally to all issued and outstanding ordinary shares and each holder of the Company’s ordinary shares, including those represented by the ADSs, will hold the same percentage of ordinary shares outstanding immediately following the Share Consolidation, except for any adjustments that may result from the treatment of fractional shares. No fractional shares will be issued as a result of the Share Consolidation. All fractional Consolidated Shares resulting from the Share Consolidation not be issued to holders of the same, but instead any fractional interest in Consolidated Ordinary Shares that would otherwise result from the Share Consolidation shall be rounded up to the next whole share if the fractional interest is equal to or greater than one-half of a share, and rounded down to the next whole share if the fractional interest is less than one-half of a share, such that the authorized share capital of the Company will be changed from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$50,000 divided into 25,000,000 ordinary shares of par value US$0.0020 each.

Following the Mandatory Exchange and simultaneous Share Consolidation, the Company plans to list its Consolidated Ordinary Shares for trading on Nasdaq Capital Market (“Nasdaq”) in substitution for its ADSs (the “Substitution Listing”). The Company expects that the ADSs will cease trading on Nasdaq before market opens on December 29, 2025.

In order to better align with the Company’s exit from its legacy businesses and the Company’s new business initiatives, the Company also plans to change its name to BitVentures Limited and the existing Chinese name “三合智能控股有限公司” previously adopted and registered as the dual foreign name of the Company shall no longer be adopted (the “Name Change”). The Company expects that, upon the effectiveness of the Substitution Listing (the “Effective Date”), the Company’s Consolidated Ordinary Shares represented by the ADSs will trade on Nasdaq under a new symbol to be announced.

The Company has appointed Transhare Corporation as its transfer agent in the United States for the Substitution Listing.

There is uncertainty regarding whether the Company will be able to obtain clearance from Nasdaq to effectuate the Substitution Listing prior to the Termination Date. Subsequent to the Termination Date, Nasdaq may suspend the trading of the Company’s ADSs until such time as the Substitution Listing shall have taken effect or as otherwise determined by Nasdaq.

An extraordinary general meeting (the “EGM”) will be held by the Company in due course to pass shareholder resolutions in connection with the Share Consolidation, the Name Change, and any other matters pertaining to amendments of the Company’s Memorandum and Articles of Association that the Company shall set forth in the notice of EGM.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a technology-focused company. The Company is actively developing technology businesses in verticals including e-commerce, digital assets, consumer healthcare, and other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com